Exhibit 99.2

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EDITED TRANSCRIPT
BETR - Hershey Co Agreement To Acquire Amplify Snack Brands, Inc
Call
EVENT DATE/TIME: DECEMBER 18, 2017 / 1:30PM GMT

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DECEMBER 18, 2017 / 1:30PM, BETR - Hershey Co Agreement To Acquire Amplify Snack Brands, Inc Call

CORPORATE PARTICIPANTS

Mark K. Pogharian The Hershey Company - Director of IR

Michele G. Buck The Hershey Company - President, CEO & Director

Patricia A. Little The Hershey Company - Senior VP & CFO

CONFERENCE CALL PARTICIPANTS

Cornell R. Burnette Citigroup Inc, Research Division - VP and Analyst

Fintan Ryan Berenberg, Research Division - Analyst

John M. McMillin Lord, Abbett & Co. LLC - Partner, Associate Director of Domestic Equity Research, and Research Analyst

Kanika Goyal Deutsche Bank AG, Research Division - Research Associate

Neel Kulkarni

Pablo Ernesto Zuanic Susquehanna Financial Group, LLLP, Research Division - Senior Analyst

Vishal Bhailal Patel BMO Capital Markets Equity Research - Equity Research Associate

PRESENTATION

Operator

Good morning, and welcome to The Hershey Company conference call to discuss the acquisition of Amplify Snack Brands. Prepared remarks and Q&A are expected to last for about 30 minutes. (Operator Instructions)

At this time, I would like to inform you that this conference call is being recorded for rebroadcast and that all participants are in a listen-only mode. (Operator Instructions)

I will now turn the call over to Mark Pogharian, Vice President of Investor Relations. Mark, please proceed.

Mark K. Pogharian - The Hershey Company - Director of IR

Thank you, Erica. Thank you, and welcome to The Hershey Company conference call to discuss the acquisition of Amplify Snack Brands, Inc. Here with me today are Michele Buck, our President and Chief Executive Officer; and Patricia Little, our Senior Vice President and Chief Financial Officer.

I would like to remind you that our notice regarding forward-looking statements is included in our press release this morning, which can be found on our website at thehersheycompany.com and is detailed on Page 2 of our slide presentation.

During this call, we will be making comments that are forward looking. Actual results may differ materially from those expressed or implied out of results of various risks, uncertainties, important factors including those discussed in our press release this morning and in the risk factors, MD&A and other sections of our Annual Report on Form 10-K and our other SEC filings.

Regarding the proposed acquisition, Hershey will commence a tender offer for the outstanding shares of the common stock of Amplify Snack Brands, Inc. Both the tender offer statement and the Solicitation/Recommendation Statement is available to Amplify Snack Brands’ stockholders by contacting Amplify Snack Brands by phone at (646) 277-1228.

And with that out of the way, I will now turn the call over to Michele.

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DECEMBER 18, 2017 / 1:30PM, BETR - Hershey Co Agreement To Acquire Amplify Snack Brands, Inc Call

Michele G. Buck - The Hershey Company - President, CEO & Director

Thanks, Mark. Good morning, and thanks for everyone for joining us today. This is an exciting day here at The Hershey Company, as we are committing to a strategic, financially compelling transaction that is an important step in our journey to becoming an innovative snacking powerhouse. This will enable us to bring scale and category management capabilities to a key subsegment of the warehouse snack aisle.

We are thrilled to announce that Amplify Snack Brands will be joining the Hershey family. This deal, The Hershey Company’s largest acquisition to date, is expected to create value for Hershey and Amplify’s shareholders and also for consumers, who will soon be able to find these wonderful brands available in more outlets.

Amplify is a high growth snack food company focused on developing and marketing products that appeal to consumers’ growing preference for better-for-you snacks. With a 17.5% market share of ready-to-eat popcorns, Amplify is the second largest manufacturer within the category.

Amplify’s key brand, Skinny Pop, gives it a leadership role in the category with retailers and consumers, given its differentiated and sustainable brand position. Its strong portfolio of better-for-you brands, include Skinny Pop, Tyrrells, Oatmega and Paqui as well as some other international brands.

For the 12 months ended September 30, Amplify generated net sales of $372 million. And organic sales growth has been solid, up 9.4% and 8.6%, respectively, for the third quarter and year-to-date period ended September 30.

Importantly, Amplify has an advantaged margin structure, with an adjusted EBITDA margin of about 23.4%. As we’ve discussed in the past, this announcement is consistent with our stated strategy of creating an innovative snacking powerhouse, both through organic growth and M&A.

Hershey’s snack mix and meat snack products, combined with Amplify’s Skinny Pop, Tyrrells, Oatmega and Paqui and other international brands will allow us to capture more consumers snacking occasions by expanding our breadth across the snacking spectrum, especially in the warehouse snacks aisle.

This deal represents our first acquisition of scale into the savory snacking category and will allow us to leverage our category management capabilities in the $14 billion warehouse snack space. At the conclusion of the transaction, Skinny Pop will become Hershey’s sixth largest brand.

With that, I will turn the call over to Patricia to discuss some of the financial aspects of the transaction.

Patricia A. Little - The Hershey Company - Senior VP & CFO

Thanks, Michele, and good morning, everyone, including our new Amplify colleagues. This is truly an exciting day at The Hershey Company as we are announcing our latest transaction in the broader snacking category following the acquisitions of KRAVE Jerky and barkTHINS in 2015 and 2016 respectively.

Turning to the transaction details for Amplify, total transaction value is $1.6 billion, including net debt and a make-whole payment of $76 million related to an existing tax receivable agreement. The tender offer of $12 per share represents an acquisition multiple of about 14.8x 2017 adjusted EBITDA, including identified annual run rate synergies of approximately $20 million that we expect to generate over the next 2 years.

The multiple is based on Amplify’s third quarter conference call guidance, a full year adjusted EBITDA of $84 million to $86 million and includes the net present value of a tax benefit related to the tax receivable agreement. We expect to finance the transaction with new debt at market rates, and we anticipate that our current credit ratings will remain unchanged as a result of this transaction. We do expect that our leverage ratio will increase to the low 2s after the transaction closes, an area we are very comfortable with given our solid cash flow generation and overall balance sheet profile.

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DECEMBER 18, 2017 / 1:30PM, BETR - Hershey Co Agreement To Acquire Amplify Snack Brands, Inc Call

Upon the closing of this transaction, we will continue to service our dividend, and we’ll make any necessary adjustments to our share repurchase plans as needed, although none are currently expected. Pending regulatory approvals and customary closing conditions, we expect the transaction to close in the first quarter of 2018.

We anticipate that acquiring Amplify will generate value for Hershey’s shareholders through 4 core factors. First, the combination will enhance our growth profile, given the strong sales trajectory and long-term outlook of the permissible snacking category.

Second, the acquisition is expected to be accretive to Hershey’s existing financial targets, given the attractive margin profile of Amplify’s key products.

Third, we expect to unlock about $20 million in annual run rate synergies over the next 2 years through various cost savings and portfolio optimization initiatives.

And finally, we anticipate the transaction to be accretive to adjusted earnings per share diluted.

In the first 12 months following the close, it is our expectation that the transaction will be slightly accretive to adjusted EPS, with accretion increasing in year 2. Note that this excludes onetime costs related to the transaction. EPS accretion in both years is substantially higher when excluding transaction-related amortization.

With a 13% compounded annual growth rate over the past 5 years, the ready-to-eat popcorn industry is positioned for continued strong growth. Ready-to-eat popcorn’s increasing levels of household penetration, combined with on-trend better-for-you attributes, lead us to believe the category will continue to be adopted by an expanding breadth of consumers.

Amplify’s status as the premier better-for-you popcorn brand, operating in an industry with strong growth and margin characteristics, makes the company a perfect complement to Hershey’s existing family of brands.

In terms of integrating Amplify into the broader Hershey business, our plan is to facilitate Amplify’s entrepreneurial agility, while using various levers to build upon and drive continued growth. Specifically, we expect to leverage Hershey’s existing strengths to drive growth through marketing, category management, innovation and expansion.

We intend to utilize Hershey’s global marketing strategy to activate Amplify’s brand, while reinventing Amplify’s aisle presence through best-in-class category management. Hershey’s existing world-class R&D team will spur further disciplined product innovation that should result in greater purchase frequency and expansion of Amplify’s usage and consumption occasion.

And finally, we plan to expand Amplify’s existing SKUs into mainstream channels using Hershey’s comprehensive distribution network, while simultaneously exploring white space opportunities.

And with that, I will turn the call back over to Michele.

Michele G. Buck - The Hershey Company - President, CEO & Director

Thank you all for joining us today. I’d like to end with a few closing thoughts on this strategic and financially compelling acquisition.

For the past several years, we’ve been clear that pursuing profitable organic growth and strategic M&A is a priority on our path of increasing shareholder value. This deal meets our core objectives of driving profitable growth and increasing shareholder value, and it marks an important step forward in our clear and focused strategy of continuing to bolster our competitive positioning across our entire brand portfolio.

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DECEMBER 18, 2017 / 1:30PM, BETR - Hershey Co Agreement To Acquire Amplify Snack Brands, Inc Call

We are experienced at integrating companies, which gives us confidence in our ability to execute on these larger initiatives and deliver the synergies that we’ve identified, while also maintaining our focus and driving our business forward. On behalf of The Hershey Company, I am excited to announce this transaction, which represents the next step in our commitment to creating sustainable and increasing value for our shareholders.

And for those who may be listening into the call who are within the Amplify family, I’d like to say to you, a big welcome to The Hershey Company. We’re delighted to have you on board.

And with that, let me turn the call back to the operator, and we can begin our question-and-answer session.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And we’ll go first to the side of Rob Dickerson from Deutsche Bank.

Kanika Goyal - Deutsche Bank AG, Research Division - Research Associate

This is Kanika Goyal on for Rob. My first question is, have you been able to identify what level of international distribution synergies you could — or is that baked into the guidance you’ve given? And what — to what — to what point you can scale your international business? And then my second question is, is this a precursor to other salty snack acquisitions as you diversify away from your confection business?

Michele G. Buck - The Hershey Company - President, CEO & Director

So let me start with your second question. We’ve talked about our strategy to be an innovative snacking powerhouse through capturing incremental snacking occasions. And we are certainly focused on and love our current portfolio within core confectionery, and we are also looking at opportunities across the board to participate more broadly in savory, in better-for-you, et cetera, consistent with what we’ve done. Do you want to speak a little bit to any international synergy comments, Patricia?

Patricia A. Little - The Hershey Company - Senior VP & CFO

Yes, thanks for the question. So right now, the Amplify’s business is overwhelmingly a U.S. business, over 90% of the sales. So frankly, that’s where our first focus is going to be in terms of the integration and exploring opportunities to increase distribution.

Operator

And we’ll go next to the line of Robert Moskow with Crédit Suisse.

Neel Kulkarni

Yes, this is Neel Kulkarni in for Rob Moskow. So just a quick question, as the competitive intensity has accelerated in ready-to-eat popcorn but I think — so with Angie’s (inaudible) now but as what we’ve seen, all this trending more aggressively. Skinny appears to be the most exposed because it sells at such a high price. Do you expect that to continue in 2018? And if so, have you incorporated it into your expectations?

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DECEMBER 18, 2017 / 1:30PM, BETR - Hershey Co Agreement To Acquire Amplify Snack Brands, Inc Call

Michele G. Buck - The Hershey Company - President, CEO & Director

You know we are — we feel very good about the margin profile on this business, and we anticipate that there will continue to be a solid margin profile. We think that the Skinny Pop brand team has done an amazing job of building the equity on their business and establishing a quality level and a brand positioning that consumers are familiar with, and, therefore, has given them some strength in the marketplace. Certainly, over the past year, there have been some dynamics in the category that have shown some differences in pricing. And certainly, we’ve been able to see how the Skinny Pop brand fares, and I think pretty well during those times. So we continue to have strong confidence that the margin profile on this business can be maintained.

Patricia A. Little - The Hershey Company - Senior VP & CFO

Before we get to the next question, I just want to follow-up on Kanika’s question. I misspoke. I’m sorry. International is about 1/3 of the volume. But I think my — the point of my remarks, which is we’re really going to focus first on the U.S. Skinny Pop opportunities as the key for driving the value creation on this business.

Operator

We’ll go next to the line of David Driscoll with Citi.

Cornell R. Burnette - Citigroup Inc, Research Division - VP and Analyst

This is Cornell Burnette with a few questions in for David Driscoll. But first, I wanted — I just wanted to go quickly was — just historically, what has been a growth rate in the Amplify category? And then what has the Amplify been growing at? And going forward, as you maybe lay it on top of your distribution, do you see some opportunities in where you can perhaps accelerate maybe some of that historical growth that Amplify has achieved?

Michele G. Buck - The Hershey Company - President, CEO & Director

Yes. So the ready-to-eat popcorn category has had a past 4-year CAGR of about 13%, so quite strong. And if we look, for example, at the performance on Skinny Pop, they’ve been in the mid-single digits in terms of growth, so very strong growth profile there. And we certainly believe that with the acquisition, and bringing to bear the best of each of our companies together, we can gain further momentum relative to distribution, relative to category management, opportunities, marketing activation and innovation.

Cornell R. Burnette - Citigroup Inc, Research Division - VP and Analyst

Okay. And then just on a couple of quick financial ones just to help out the model, in terms of capturing the $20 million in synergies, is that — is the expectation that you get — capture all of those in year 2? Or that you hit the run rate but at some point in year 2? And then secondly, can you help us out with just kind of a ballpark figure of where you expect the step up in amortization to be?

Patricia A. Little - The Hershey Company - Senior VP & CFO

Yes. So we would expect that over 24 months post-closing, we would be at our $20 million run rate synergies. And in terms of the amortization, we’re still, obviously, we’ll have to do the accounting, but I’m guessing, Mark, what?

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DECEMBER 18, 2017 / 1:30PM, BETR - Hershey Co Agreement To Acquire Amplify Snack Brands, Inc Call

Mark K. Pogharian - The Hershey Company - Director of IR

I mean once we close and get through all that, I think we’ll have a better feeling to update you guys by the way as early as the fourth quarter call with some additional detail there.

Patricia A. Little - The Hershey Company - Senior VP & CFO

Right.

Operator

(Operator Instructions) And we’ll go next to the side of John McMillan with Lord, Abbett.

John M. McMillin - Lord, Abbett & Co. LLC - Partner, Associate Director of Domestic Equity Research, and Research Analyst

Okay, I’m here. I don’t know where all the other sell side guys are today. Why has Skinny Pop lost share? I mean you’re giving numbers of them growing less than the category recently?

Michele G. Buck - The Hershey Company - President, CEO & Director

So the numbers that I was sharing, the category, that past 4-year CAGR was 13%. Over that same past 4-year period of time, Skinny Pop was actually up 26%. So Skinny Pop has outperformed the category. So sorry for my confusion there, I had different time periods that I was uploading.

John M. McMillin - Lord, Abbett & Co. LLC - Partner, Associate Director of Domestic Equity Research, and Research Analyst

Okay. Yes. What’s the ACV? Like when you talk about expanding distribution, I guess you’re talking about putting it — go ahead, I’ll let you go.

Michele G. Buck - The Hershey Company - President, CEO & Director

Yes. I was going to say there’s some nice broad distribution for Skinny Pop. But I would say that, that some of the opportunities are really relative to the fact that Skinny Pop has industry-leading velocities. And their present on-shelf is not fully leveraging those velocities, so there’s opportunity there. And then there are some class of trade opportunities. The business right now is skewed a bit more to grocery and has a very nice club business, but we believe there are opportunities in convenience and also in some mass class of trades for expanded distribution. There’s really not a large instinct consumable business. Obviously, that’s a strength for us, and we think that’s another area of opportunity.

John M. McMillin - Lord, Abbett & Co. LLC - Partner, Associate Director of Domestic Equity Research, and Research Analyst

And Tyrrells and the other brands that they have, do you have any — do you see growth opportunities there?

Michele G. Buck - The Hershey Company - President, CEO & Director

You know as we’re taking over the business, we’re going to be partnering very strongly with the management team and jointly determining what our biggest strategic priorities are. Clearly, we know Skinny Pop is one of them. But as we work with the team, we’re only going to figure out how we prioritize across the rest of the portfolio and maximize the potential that’s there across the rest of the brands.

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DECEMBER 18, 2017 / 1:30PM, BETR - Hershey Co Agreement To Acquire Amplify Snack Brands, Inc Call

John M. McMillin - Lord, Abbett & Co. LLC - Partner, Associate Director of Domestic Equity Research, and Research Analyst

So Austin is going to keep going? There’ll be people down there or it won’t all consolidate up to you?

Michele G. Buck - The Hershey Company - President, CEO & Director

Over the next 18 to 24 months, we want to leave the business operating in a little bit more of a standup mode so that we can take on learning the business and also leverage the great talents that we have there and leverage the agility and the entrepreneurial spirit of that company. Certainly, we’ll look at where the places are that we can capture some integration synergies, certainly things around procurement and some of our corporate functions that can offer support that won’t need to be duplicated, given Amplify wouldn’t be a standalone corporate. And then we’ll work together to figure out over time what we think the best integration approach is.

John M. McMillin - Lord, Abbett & Co. LLC - Partner, Associate Director of Domestic Equity Research, and Research Analyst

And so the hope is to grow this business mid-single digits — mid- to high single digits? (inaudible)

Michele G. Buck - The Hershey Company - President, CEO & Director

At this point, I’d say we’re not going to get into any specific commitments around the growth, but we certainly bought this business, both because it has a great margin structure. It has an amazing brand, but really to generate top line growth. So we’re going to be very focused on fully leveraging the top line growth opportunity on this business.

Operator

And we’ll go next to the line of Kenneth Zaslow with BMO Capital Markets.

Vishal Bhailal Patel - BMO Capital Markets Equity Research - Equity Research Associate

It’s Vishal on for Ken. We’re not too familiar with Amplify, but I kind of see that top line growth was around 40% this year, but EBITDA kind of came in flat. Can you talk a little bit about what sort of happened over like the last 12 months?

Patricia A. Little - The Hershey Company - Senior VP & CFO

So I would say that there have been some distractions for this business and team over the past 12 months in terms of absorbing some acquisitions, as there were a lot of acquisitions underplay. And that, combined with some activities relative to moving to a fail, that I think created some stress on a company that is a bit smaller. I think as we look at the fundamentals of the business, we feel very confident that there are very strong fundamentals. And we can provide you more color and Mark can take you through more on the details off line.

Operator

And we’ll go in next to the line of Pablo Zuanic with SIG.

Pablo Ernesto Zuanic - Susquehanna Financial Group, LLLP, Research Division - Senior Analyst

Look, I just — 3 quick questions. I’m trying to get it and really following up on some of your maintenance questions, but trying to get a better understanding of how much in the case of Hershey’s direct distribution and how much you rely on brokers, whether it’s for the aisle or whether

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DECEMBER 18, 2017 / 1:30PM, BETR - Hershey Co Agreement To Acquire Amplify Snack Brands, Inc Call

it’s for the front end of a store or a supermarket or a grocery store or a drugstore or a C-store? And the reason I ask that is that I feel that Hershey’s still relies on other brokers, and I’m wondering whether there’s an opportunity with your largest scale to have more direct distributions. You can comment on that. The second question, I mean, obviously, as your snack profile broadens, as you complete more directly with the likes of people like Pepsi, it actually makes sense that at any point for Hershey to start thinking about having a DSP platform. And the third and last one, it seems to me that most of Amplify business overseas, it’s done through a local importer sort of distributors, where you may not have much scale anyway. So I’m not so sure how that distribution, about how much overlap and how much opportunity you may have for revenues synergies on the distribution side, the most to say that Hershey’s business is going to distribute?

Michele G. Buck - The Hershey Company - President, CEO & Director

So certainly, I would say that, as we look at some of the key strengths of Hershey, I think we are known for our go-to-market capability, the strength of our sales force, both at headquarter’s level, strategic partnerships, thought leadership on category management as well as our own retail sales team. And those are certainly assets that we will bring to bear in partnership with the Amplify brand’s portfolio. So yes, we do see that as a growth enabler. As we look at warehouse versus DSP, we run a business that is largely warehouse, so we think that this asset fits very well into what we do best. We already have presence in the warehouse delivered snack set with our Hershey’s and Reese’s snack mixes, and we feel really good about some of the dynamics of how stores operate where brands that are very strong in warehouse compete I think with the consumer. And those certainly that may plan in the same categories, some DSP brands. There’s also a little of a delineator in store in terms of how that operates. Anything else, Mark or Patricia, you would add that I didn’t cover there?

Mark K. Pogharian - The Hershey Company - Director of IR

Nothing to add. Thank you.

Pablo Ernesto Zuanic - Susquehanna Financial Group, LLLP, Research Division - Senior Analyst

And on the international front?

Michele G. Buck - The Hershey Company - President, CEO & Director

We’re going to be working through with the team how we best manage and where our greater strengths are relative to the international portfolio. And as we come back into early next year, we’ll share obviously, more with all of you relative to our strategies there.

Pablo Ernesto Zuanic - Susquehanna Financial Group, LLLP, Research Division - Senior Analyst

Now Michele, I’ll just ask a quick follow-up, if I may, please. So one thing I’m trying to understand better with Hershey is your prowess, what I’d call the front end of the store, whether it’s a drugstore, the C-store or by the cahier of a supermarket. It seems to me that you’re still relying on other brokers and third parties to do that. And as the market gets more challenging perhaps and as the snack platform begins to change at the front end of a store, I would think you would want to have more direct control of that. Is there an opportunity in the future especially as you gain scale through new leg with Amplify?

Michele G. Buck - The Hershey Company - President, CEO & Director

So actually, we don’t use brokers for the front end. This is where our own retail sales force is a strategic advantage for us. So we have our own headquarter’s selling team, and we have our own retail sales force who goes into key retail outlets. And we believe that’s part of the strengths of our approach on the front end. So we may use some extra, what we call, helping hands during peak periods of time, like ski seasonal windows to augment our in-store support, but that’s really the extent of any kind of the broker piece.

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DECEMBER 18, 2017 / 1:30PM, BETR - Hershey Co Agreement To Acquire Amplify Snack Brands, Inc Call

Operator

And we’ll go next to the line of Fintan Ryan with Berenberg.

Fintan Ryan - Berenberg, Research Division - Analyst

Just 2 questions from me, please. Firstly, I’m under the impression that Amplify is a very sort of decentralized or ad-sourced business model. Do you intend — do you believe that further investments are required in terms of manufacturing capabilities within the Amplify brands? And could this have an impact on your CapEx as of going forward? And also just on working capital, should we expect to see much of the swing given the on boarding of Amplify?

Michele G. Buck - The Hershey Company - President, CEO & Director

I’m going to let Patricia handle that one.

Patricia A. Little - The Hershey Company - Senior VP & CFO

Thanks, Fintan. Well, first of all, yes, you’re right. [Amplify] use some ad-source providers. And as you know, we have a network inside the Hershey family of both co-manufacturers as well as the majority of our production in in-house. So our supply chain is going to work with Amplify to make sure that we get the best cost of goods sold and find opportunities to improve that where we can, things like procuring at lower rates as well as other contractual contracts. We feel good about that, and that’s a piece of the synergies that we talked about. In terms of working capital, given the relative size of Amplify to overall Hershey, I don’t expect this to be a substantial effect.

Mark K. Pogharian - The Hershey Company - Director of IR

Operator, we have time for one more question.

Operator

We’ll take our final question from Robert Moskow with Crédit Suisse.

Neel Kulkarni

Yes, this is Neel, again, in for Rob. Just a follow-up a bit to the previous question regarding more assertive to manufacturing experience. So Hershey doesn’t really have any manufacturing experience...

Michele G. Buck - The Hershey Company - President, CEO & Director

I’m sorry, could you just speak a bit louder? We’re having trouble hearing you.

Neel Kulkarni

Oh, sure. Sorry. Yes, so Hershey doesn’t...

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DECEMBER 18, 2017 / 1:30PM, BETR - Hershey Co Agreement To Acquire Amplify Snack Brands, Inc Call

Michele G. Buck - The Hershey Company - President, CEO & Director

Okay, thank you. That’s much better.

Neel Kulkarni

Okay, good. So we know Hershey doesn’t really have manufacturing experience in popcorn, while Amplify has very little, relying mostly on co-packing. So just the question is, to what extent does Hershey expect to bring manufacturing in-house? And what extent has Amplify already done that?

Michele G. Buck - The Hershey Company - President, CEO & Director

So most of Amplify production, it — the production is not in-house. And certainly, we will be working together, but we have no immediate plans at this point in time to change the manufacturing approach that’s underway right now. Certainly, we’ll work together with the Amplify team going forward, but that’s our approach at this point.

Mark K. Pogharian - The Hershey Company - Director of IR

Thank you very much for joining us for today’s call. The Investor Relations team at The Hershey Company can be reached at (717) 534-7555 with any follow-up questions you may have.

Michele G. Buck - The Hershey Company - President, CEO & Director

Thank you very much.

Operator

We’d like to thank everybody for their participation on today’s conference call. Please feel free to disconnect your line at any time.

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